Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2011	2010	2009	2008	2007
1. Fixed charges:
A) Interest expense	$68,183	$75,481	$81,861	$90,403	$94,035
B) Amortization	2,137	2,620	2,097	2,880	2,783
C) Interest portion of rentals	8,943	6,455	6,644	7,802	7,952

Total fixed charges	$79,263	$84,556	$90,602	$101,085	$104,770

2. Earnings (as defined):
D) Pretax income from continuing operations	$175,066	$158,378	$132,035	$101,808	$131,024
Fixed Charges (1. above)	79,263	84,556	90,602	101,085	104,770

Total earnings as defined	$254,329	$242,934	$222,637	$202,893	$235,794

	3.21	2.87	2.46	2.01	2.25